Exhibit 99.2

NICE Named Market Share Leader in Workforce Optimization

DMG Consulting’s in-depth analysis reveals NICE is the market share leader of WFO, interaction analytics, WFM, quality management and recording solutions amongst WFO suite vendors

Hoboken, N.J., January 5, 2022 – NICE (Nasdaq: NICE) today announced that it has been recognized as the overall market share leader for total workforce optimization (WFO) by DMG Consulting LLC. The ‘Contact Center Workforce Optimization/Workforce Engagement Management Mid-Year Market Share Report’ ranked NICE in the highest position across eight of nine categories. NICE is the leading WFO suite vendor in terms of total company GAAP revenue as well as market share and revenue for contact center WFO solutions, total WFO solutions, total recording and non-contact center recording options, interaction analytics (IA) technologies, contact center workforce management (WFM) applications, and quality management (QM) capabilities.

In an estimated field of 36 worldwide contact center workforce optimization suite vendors, NICE held a dominant 48.1 percent share of total company GAAP revenue in the first half of 2021, a growth of 4.9 percentage points over the same period in 2020. NICE was also the revenue leader in the first half of 2021 for both contact center WFO and total WFO (which includes sales to non-contact-center verticals as well), with 33.8 percent and 34.9 percent market share, respectively.

Barry Cooper, President, NICE Workforce and Customer Experience Group, commented, “We are pleased to once again be recognized as the total WFO market share leader by DMG Consulting. We consider this a testament to our consistent delivery of much needed WFO innovation that drives value for our customers. With NICE’s extension beyond the contact center to meet customers wherever their journey begins, we remain dedicated to expanding the value NICE provides across the organization.”

NICE WFO is comprised of tightly integrated solutions, enabling organizations to improve employee engagement, effectiveness and productivity by identifying performance improvement opportunities, delivering personalized coaching and training, forecasting workloads across channels, scheduling staff around business requirements and employee preferences and enabling staff self-service scheduling options. NICE’s unique adaptive, agile and digital WFO approach uses analytics-based modeling to dynamically personalize contact center processes, such as scheduling, coaching, training, assessments and motivational incentives, based on the individual agent’s unique identity. NICE WFO can be deployed in a cloud environment or on-premise, based on the needs of the customer.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.